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FEB 2 8 2017

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SEC

17006010

ANNUAL A....

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67458

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVENTURA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 NE 191ST STREET, SUITE 901

(No. and Street)

AVENTURA	FL	33180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN CAUCEGLIA   305-466-0467

                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC

(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DAN CAUCEGLIA , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AVENTURA SECURITIES, LLC , as

of DECEMBER 31 , 20 16 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVENTURA SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2016
With Report of Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aventura Securities, LLC

We have audited the accompanying financial statements of Aventura Securities, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Aventura Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aventura Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Aventura Securities, LLC financial statements. The information is the responsibility of Aventura Securities, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC

AVENTURA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	177,328
Accounts receivable - clearing broker		22,986
Deposit with clearing broker		75,000
Due from related parties		27,500
Prepaid expenses and other assets		15,639
Total assets	$	318,453

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,767
Due to clearing broker		90
Due to related parties		194,867
Total liabilities		196,724
Member's equity		121,729
Total liabilities and member's equity	$	318,453

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUES		
Commissions	$	336,493
Fees from related parties		82,500
Margin interest income		32,815
Other income		622
Total revenue		452,430
EXPENSES		
Compensation and benefits		228,207
Clearance fees		64,268
Communications		7,095
Occupancy		17,509
Other operating expenses		211,158
Total expenses		528,237
NET INCOME (LOSS)	$	(75,807)

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2016

Balance, December 31, 2015	$	138,236
Member's Contribution		75,000
Member's Draw		(15,700)
Net Loss		(75,807)
Balance, December 31, 2016	$	121,729

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(75,807)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts receivable		(1,542)
Decrease in prepaid expenses		5,789
Increase in accounts payable and accrued liabilities		1,640
Increase in due to related parties		55,280
Net cash used in operating activities		(14,640)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		75,000
Member Distributions		(15,700)
Net cash provided by financing activities		59,300
NET INCREASE IN CASH		44,660
CASH AND CASH EQUIVALENTS:		
Beginning of period		132,667
End of period	$	177,327

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Aventura Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in August 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly-owned by Aventura Holdings, LLC.

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

AVENTURA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions: Customer's securities transactions are reported on a trade date basis.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of 78,393, which was $65,278 more than its required net capital of $13,115 and the ratio of aggregate indebtedness to net capital was 2.5 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the finanial instrument underlying the contract at a loss.

NOTE D - CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $75,000 be maintained on deposit with the clearing broker and that minimum net capital of $150,000 be maintained.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Under the agreement the Company pays its member monthly fees for use of office facilities, including office furniture and equipment, and other administrative services. The amount expensed in the financial statements for 2016 under the arrangement is approximately $44,000.

In addition, effective January 1, 2016, the Company began receiving administrative fees from a related Registered Investment Advisor entity pursuant to an informal agreement. These fees primarily relate to sevices such as the execution of mutual fund trades on behalf of the related entity.

AVENTURA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE F - RETIREMENT PLAN

The Parent has adopted a defined benefit plan and a profit sharing plan. The amount expensed in the accompanying financial statements for 2016 pursuant to these plans is approximately $84,000.

NOTE G - NET LOSS

The Company has incurred significant losses and is dependent upon capital contributions from its stockholder for working capital and net capital. The Company's stockholder has represented that he intends to continue to make capital contributions, as needed, to insure the Company's survival through January 1, 2018.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event htat the Company ceases to continue as a going concern.

AVENTURA SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2016

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

AVENTURA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2016

Net Capital		
Total member's equity qualified for net capital	$	121,729
Deduction for non-allowable assets:		
Accounts receivable - non-allowable		(27,500)
Prepaid expenses		(15,639)
Net capital before haircuts		78,590
Less haircuts		197
Net capital	$	78,393
Minimum net capital required (greater than $5,000 or 6 2/3% of aggregate indebtedness)	$	13,115
Excess net capital	$	65,278
Aggregate Indebtedness:		
Liabilities	$	196,724
Minimum net capital based on aggregate indebtedness	$	13,115
Ratio of aggregate indebtedness to net capital		2.5 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net capital above.

AVENTURA SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2016

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2016

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aventura Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Aventura Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aventura Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Aventura Securities, LLC stated that Aventura Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Aventura Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aventura Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC